
January 28, 2021

James O'Rourke
Chief Executive Officer
Powerdyne International, Inc.
45 North Main Street
North Reading, MA 01864

>   **Re: Powerdyne International, Inc.**
>   **Registration Statement on Form 10**
>   **Filed October 6, 2020**
>   **File No. 000-53259**

Dear Mr. O'Rourke:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Technology

cc:　　William Barnett